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FAT MAN
BEYOND
SMODCAST

# Fat Man Beyond

Kevin Smith

Podcast • 237 episodes • Updated yesterday

Play

Creator provided | Unwatched | In Progress | Watched

1 
FAT MAN
BEYOND
Upcoming

**Wonder Man, Star Wars Shake Up, and a Farewell That Hurts - FMB #462**

Kevin Smith • 7 waiting • Scheduled for 2/4/26, 8:00 PM

2 
FAT MAN
BEYOND
2:20:09

**So Long, Stranger Things! Hello Marc's Top 10 of 2025! - FMB #461**

Kevin Smith • 36K views • Streamed 3 weeks ago

3 
FAT MAN
BEYOND
2:48:20

**Remembering Rob Reiner - FMB #460**

Kevin Smith • 41K views • Streamed 1 month ago

4 
BLACKMAN
BEYOND
2:22:23

**Blackman Beyond: Warner Bros, Netflix, The Future of Scum & Villainy - FMB #459**

Kevin Smith • 23K views • Streamed 1 month ago